1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com DEREK M. WINOKUR derek.winokur@dechert.com +1 212 698 3860 Direct +1 212 698 0660 Fax

December 18, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Terence O’Brien

Re:	H&E Equipment Services, Inc.

  Form 10-Q for the Fiscal Quarter Ended September 30, 2012

  File No. 000-51759

Dear Mr. O’Brien:

On behalf of our client, H&E Equipment Services, Inc. (the “Company”), and in follow up to the conversation of my colleague, Carolyne Dilgard, with Tracey McKoy of the staff of the Securities and Exchange Commission (the “Commission”) earlier today, we hereby inform you that the Company intends to respond to the comments raised by the staff of the Commission in the letter dated December 11, 2012 from you to Mr. John M. Engquist, Chief Executive Officer of the Company, regarding the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2012, as filed on November 11, 2012, no later than January 10, 2013.

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3860 (or by facsimile at 212.698.3860) or Carolyne Dilgard at 215.994.2835 (or by facsimile at 215.655.2835). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Derek M. Winokur

Derek M. Winokur